FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2012

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 15, 2012, announcing Registrant’s financial results for the second quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated August 15, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Announces Second Quarter 2012 Results

Petah Tikva, Israel – August 15, 2012 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2012.

Revenues for the second quarter of 2012 were $85.3 million, compared to $81.7 million for the same period in 2011. On a GAAP basis, operating income for the second quarter of 2012 was $2.4 million compared to an operating income of $0.2 million in the second quarter of 2011. Net income for the second quarter of 2012 was $0.9 million, or $0.02 per diluted share, and was approximately the same in the second quarter of 2011.

On a non-GAAP basis, operating income for the second quarter of 2012 was $4.8 million compared to an operating income of $2.7 million in the second quarter of 2011. On a non-GAAP basis, net income for the period was $3.2 million, or $0.07 per diluted share, compared to net income of $2.6 million, or $0.06 per diluted share, in the comparable period in 2011.

EBITDA for the second quarter of 2012 reached $8.6 million compared with $6.6 million in the comparable period in 2011.

“We are pleased with this quarter’s results and are optimistic about our prospects going forward,” stated Erez Antebi, Chief Executive Officer of Gilat. “Our Commercial Division continues to perform well and our Defense Division has started gaining traction both within the U.S. and in the global markets.”

“We saw a pick-up in our satellite-on-the-move business this quarter with new customer sales of our RaySat antennas in Russia, China, Israel and Mexico. We also received Commercial FAA Certification for our Wavestream Aerostream Transceiver earlier in the year and closed several deals with leading system integrators who provide satellite broadband services to commercial airlines and luxury cruise ships.”

“Operationally,” added Mr. Antebi, “we generated cash from operations this quarter. As our ongoing organizational changes bear fruit, we have begun to realize improved efficiencies and reduced operational expenses. Based on the solid pipeline we have developed, we expect the momentum of this quarter to continue into the second half of the year.”

Key Recent Announcements:

-	Gilat has successfully completed the deployment of the first 10,000 VSATs with Optus as part of NBN Co's Interim Satellite Service. The network is expected to grow to 48,000 sites by late 2015;

-
Gilat's SkyEdge II Hub and broadband satellite platform was chosen by Argentina’s Servicio Satelital S.A. to upgrade its existing network and provide additional support to hundreds of existing and new sites with broadband Internet and data connectivity;

-	Cable & Wireless Panama, Panama’s largest telecommunications operator, chose SkyEdge II to be used to deliver broadband Internet and telephony connectivity nationwide;

-	SkyEdge II-c Aries VSAT for the consumer market, which initially will be used to support SES Broadband satellite-based Internet service, won the renowned Bronze A' Design Award;

-	Wavestream was selected by Harris CapRock Communications to supply Ku-band solid state power amplifiers for integration into end-to-end VSAT antenna systems onboard Royal Caribbean cruise ships.

Conference Call and Webcast Details:
Gilat management will host a conference call today at 13:30 GMT/09:30 EDT/16:30 IDT to discuss the results. International participants are invited to access the call at (972) 3-918-0610, and US-based participants are invited to access the call by dialing (888) 407-2553. A replay of the conference call will be available beginning at approximately 16:00 GMT/12:00 EDT/19:00 IDT today, until 16:00 GMT/12:00 EST/19:00 IDT August 17, 2012.  International participants are invited to access the replay at (972) 3-925-5921, and US-based participants are invited to access the replay by dialing (877) 456-0009. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Rob Fink, KCSA	David Leichner, Gilat Satellite Networks Ltd.
Rfink@kcsa.com	davidle@gilat.com
1 (212) 896 1206	(972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands

	June 30,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	52,540	56,231
Short-term restricted cash	1,886	7,034
Restricted cash held by trustees	10,133	1,549
Trade receivables, net	58,223	51,654
Inventories	30,946	31,933
Other current assets	32,355	25,767
Total current assets	186,083	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,624	2,025
Severance pay fund	9,236	9,722
Long-term trade receivables, receivables in respect of capital
leases and other receivables	19,308	20,219
Total long-term investments and receivables	30,168	31,966

PROPERTY AND EQUIPMENT, NET	97,683	100,926

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	48,033	49,927

GOODWILL	89,691	89,691

TOTAL ASSETS	451,658	446,678

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
US dollars in thousands
	June 30,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	4,172	2,971
Current maturities of long-term loans and convertible notes	22,357	19,092
Trade payables	30,831	25,477
Accrued expenses	19,470	25,609
Short-term advances from customer, held by trustees	6,553	1,551
Other current liabilities	32,592	36,764

Total current liabilities	115,975	111,464

LONG-TERM LIABILITIES:
Accrued severance pay	9,270	9,445
Long-term loans, net	42,541	40,353
Other long-term liabilities	24,176	25,341

Total long-term liabilities	75,987	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,894	1,882
Additional paid in capital	868,174	867,098
Accumulated other comprehensive income	1,285	541
Accumulated deficit	(611,657)	(609,446)

Total equity	259,696	260,075

TOTAL LIABILITIES AND EQUITY	451,658	446,678

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended			Three months ended
	30 June 2012			30 June 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	85,319	-	85,319	81,708	-	81,708
Cost of revenues	57,890	(1,649)	56,241	52,288	(1,726)	50,562
Gross profit	27,429	1,649	29,078	29,420	1,726	31,146
	32%		34%	36%		38%
Research and development expenses:
Expenses incurred	8,355	(75)	8,280	8,859	(58)	8,801
Less - grants	1,227	-	1,227	1,264	-	1,264
	7,128	(75)	7,053	7,595	(58)	7,537
Selling and marketing expenses	9,597	(314)	9,283	12,119	(404)	11,715
General and administrative expenses	8,322	(344)	7,978	9,451	(263)	9,188
Costs related to acquisition transactions	-	-	-	100	(100)	-
Operating income	2,382	2,382	4,764	155	2,551	2,706
Financial expenses, net	(1,557)	-	(1,557)	(61)	-	(61)
Other income	-	-	-	877	(877)	-
Income before taxes on income	825	2,382	3,207	971	1,674	2,645
Taxes on income (tax benefit)	(25)	-	(25)	32	-	32
Net income	850	2,382	3,232	939	1,674	2,613

Basic net earnings per share	0.02		0.08	0.02		0.06
Diluted net earnings per share	0.02		0.07	0.02		0.06

Weighted average number of shares used in
computing net earnings per share:
Basic	41,347		41,347	40,869		40,869
Diluted	42,243		43,420	42,091		42,931

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions,amortization of intangible assets related to acquisition transactions and other income.

	Three months ended	Three months ended
	30 June 2012	30 June 2011
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues	76	74
Research and development	75	58
Selling and marketing	84	150
General and administrative	344	263
	579	545

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,573	1,652
Selling and marketing	230	254
	1,803	1,906

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Six months ended			Six months ended
	30 June 2012			30 June 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	161,926	-	161,926	161,735	-	161,735
Cost of revenues	110,208	(3,287)	106,921	103,255	(3,986)	99,269
Gross profit	51,718	3,287	55,005	58,480	3,986	62,466
	32%		34%	36%		39%
Research and development expenses:
Expenses incurred	16,575	(129)	16,446	17,726	(113)	17,613
Less - grants	1,684	-	1,684	1,735	-	1,735
	14,891	(129)	14,762	15,991	(113)	15,878
Selling and marketing expenses	20,751	(628)	20,123	23,192	(732)	22,460
General and administrative expenses	16,274	(636)	15,638	18,107	(545)	17,562
Costs related to acquisition transactions	-	-	-	256	(256)	-
Operating income (loss)	(198)	4,680	4,482	934	5,632	6,566
Financial expenses, net	(2,015)	-	(2,015)	(737)	-	(737)
Other income	-	-	-	1,826	(1,826)	-
Income (loss) before taxes on income	(2,213)	4,680	2,467	2,023	3,806	5,829
Taxes on income (tax benefit)	(2)	-	(2)	644	-	644
Net income (loss)	(2,211)	4,680	2,469	1,379	3,806	5,185

Basic net earnings (loss) per share	(0.05)		0.06	0.03		0.13
Diluted net earnings (loss) per share	(0.05)		0.06	0.03		0.12

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,288		41,288	40,807		40,807
Diluted	41,288		43,129	42,114		42,972

(1)
Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R, costs related to acquisition transactions, amortization of intangible assets related to acquisition transactions and other income.

	Six months ended	Six months ended
	30 June 2012	30 June 2011
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues	142	154
Research and development	129	113
Selling and marketing	169	244
General and administrative	636	545
	1,076	1,056

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	3,145	3,832
Selling and marketing	459	488
	3,604	4,320

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	161,926	161,735	85,319	81,708
Cost of revenues	110,208	103,255	57,890	52,288
Gross profit	51,718	58,480	27,429	29,420
Research and development expenses:
Expenses incurred	16,575	17,726	8,355	8,859
Less - grants	1,684	1,735	1,227	1,264
	14,891	15,991	7,128	7,595
Selling and marketing expenses	20,751	23,192	9,597	12,119
General and administrative expenses	16,274	18,107	8,322	9,451
Costs related to acquisition transactions	-	256	-	100
Operating income (loss)	(198)	934	2,382	155
Financial expenses, net	(2,015)	(737)	(1,557)	(61)
Other income	-	1,826	-	877
Income (loss) before taxes on income	(2,213)	2,023	825	971
Taxes on income (tax benefit)	(2)	644	(25)	32
Net income (loss)	(2,211)	1,379	850	939

Basic net earnings (loss) per share	(0.05)	0.03	0.02	0.02
Diluted net earnings (loss) per share	(0.05)	0.03	0.02	0.02

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,288	40,807	41,347	40,869
Diluted	41,288	42,114	42,243	42,091

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(2,211)	1,379	850	939
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	10,698	12,369	5,660	5,797
Stock-based compensation related to employees	1,076	1,056	579	545
Accrued severance pay, net	311	(193)	410	(130)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(69)	(28)	178	(8)
Exchange rate differences on long-term loans	(124)	522	(284)	120
Capital loss (gain) from disposal of property and equipment	(3)	69	3	44
Deferred income taxes	(330)	370	(152)	(85)
Decrease (increase) in trade receivables, net	(7,114)	19	811	(806)
Increase in other assets (including short-term, long-term
and deferred charges)	(5,428)	(18,934)	(5,698)	(6,707)
Decrease (increase) in inventories	(395)	(986)	2,869	183
Increase (decrease) in trade payables	5,409	(424)	7,595	(1,294)
Decrease in accrued expenses	(6,147)	(1,022)	(2,241)	(1,334)
Increase (decrease) in advances from customer, held
by trustees, net	5,002	(1,004)	(653)	-
Decrease in other accounts payable and other long term liabilities	(5,719)	(1,562)	(6,681)	(3,903)
Net cash generated from (used in) operating activities	(5,044)	(8,369)	3,246	(6,639)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(2,166)	(3,892)	(1,131)	(2,016)
Investment in restricted cash held by trustees	(17,620)	-	(4,382)	-
Proceeds from restricted cash held by trustees	9,075	1,016	5,016	-
Investment in restricted cash (including long-term)	(9,114)	(12,142)	(3,365)	(1,066)
Proceeds from restricted cash (including long-term)	14,624	14,091	6,496	7,223
Proceeds from working capital adjustment to subsidiary purchase price	-	1,465	-	1,465
Acquisitions of subsidiaries, net of cash acquired	-	(1,867)	-	(1,867)
Purchase of intangible asset	(72)	(21)	(63)	(8)
Net cash generated from (used in) investing activities	(5,273)	(1,350)	2,571	3,731

Cash flows from financing activities:
Repayment of convertible notes	-	(394)	-	(394)
Issuance of restricted stock units and exercise of stock options	12	14	6	8
Short-term bank credit, net	1,201	(275)	1,618	667
Proceeds from long-term loans	10,000	-	10,000	-
Repayment of long-term loans	(4,423)	(852)	(175)	(578)
Net cash generated from (used in) financing activities	6,790	(1,507)	11,449	(297)

Effect of exchange rate changes on cash and cash equivalents	(164)	102	(295)	70

Increase (decrease) in cash and cash equivalents	(3,691)	(11,124)	16,971	(3,135)

Cash and cash equivalents at the beginning of the period	56,231	57,238	35,569	49,249

Cash and cash equivalents at the end of the period	52,540	46,114	52,540	46,114

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands
	Six months ended		Three months ended
	June 30,		June 30,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(198)	934	2,382	155
Add:
Non-cash stock-based compensation expenses	1,076	1,056	579	545
Costs related to acquisition transactions	-	256	-	100
Depreciation and amortization	10,698	12,369	5,660	5,797
EBITDA	11,576	14,615	8,621	6,597